Poniard Pharmaceuticals, Inc.	7000 Shoreline Court, Ste 270
South San Francisco, CA 94080
650.583.3774 main
650.745.4437 fax

September 11, 2009

VIA EDGAR

Mr. Frank Wyman

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4720

100 F Street, NE

Washington, D.C.  20549

Re:                             Poniard Pharmaceuticals, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009

File No. 000-16614

Dear Mr. Wyman:

This letter sets out the response of Poniard Pharmaceuticals, Inc. (the “Company”) to your comment relating to the Company’s Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009, as set forth in your letter dated August 26, 2009. For your convenience, we have included the Staff’s comment in italicized text, followed by the Company’s response.

Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2

1.               Please tell us why these certifications do not include the entire introductory language of paragraph 4 to also address your officers’ responsibility for establishing and maintaining internal control over financial reporting.  Please confirm to us that your officers are responsible for establishing and maintaining internal control over financial reporting and that you will include this responsibility in certifications in future filings.

Response to Comment No. 1: The introductory language of paragraph 4 addressing the Company’s officers’ responsibility for establishing and maintaining internal control over financial reporting was inadvertently omitted from the referenced certifications.  The Company confirms that its officers are responsible for establishing and maintaining internal control over financial reporting and hereby undertakes to include this responsibility in certifications in future filings.

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact the undersigned at (206) 286-2501.

Very truly yours,

/s/ Michael K. Jackson
Michael K. Jackson
Principal Accounting Officer and
Sr. Director, Finance

cc (w/o enc.):	Securities and Exchange Commission (Jim B. Rosenberg, Senior Assistant Chief Accountant)
Poniard Pharmaceuticals, Inc. (G. McMahon, R. Martell, A. Wight, G. Weaver)
Ernst & Young LLP (C. Dias, E. Fewel)
Perkins Coie LLP (F. Wilson, J. Lisbakken)